Manicouagan Minerals Inc.
Management's Discussion and Analysis
(Expressed in Canadian dollars)

For the Year Ended December 31, 2006

This Management Discussion and Analysis ("MD&A") is intended to supplement the consolidated financial statements and notes of Manicouagan Minerals Inc. (the "Company") and compares the Company's 2006 fiscal year financial results with those of the preceding year. This MD&A is dated as of April 5, 2007 and financial data contained herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles. The Company's public filings, including its most recent audited consolidated financial statements, can be reviewed on the SEDAR website (www.sedar.com).

All figures and discussions presented in this Management's Discussion and Analysis reflect the consolidated figures and plans of the Company and its subsidiary, Manicouagan Resources Inc., except where otherwise noted. On December 31, 2006, Manicouagan Resources Inc. amalgamated with Manicouagan Minerals Inc. under the name Manicouagan Minerals Inc.

Overview

Manicouagan Minerals Inc is a Canadian based exploration company which currently holds four base metal projects in Saskatchewan and Quebec. Exploration programs are ongoing on all properties. The Company expects to acquire additional properties as attractive opportunities are identified.

Project Activity

Mineral Properties	Location	Interest	Area
Brabant Lake	Brabant Lake, Saskatchewan	100% - mining lease	4.11 sq.km
		(21 claims)	
Mouchalagane	Mouchalagane River, Quebec	100% (293 claims)	154.64 sq.km
Lac Maugue	Dunphy-Romanet Lake, Quebec	100% (654 claims)	313.50 sq.km
Manicouagan	Rene-Levasseur Island, Quebec	100% (1,421 claims)	747.32 sq. km

Brabant Lake Zinc Property

The property, acquired in June of 2006, consists of 21 contiguous claims registered as ML 5054 covering an area of approximately 4.11 square kilometres and is located immediately east of Highway 102 some 175 kilometres from the all-services community of La Ronge, Saskatchewan.

Manicouagan purchased a 100% interest in the property in return for a one-time payment of $300,000 to Longyear Canada, ULC. The property is not subject to any third party royalties.

Prior to the Company's acquisition of the property, the most recent phase of work on the Brabant Lake Zinc deposit was completed by Phelps-Dodge Canada (PDC) in 1992-1994. PDC drilled 11 diamond drill holes (3,043 metres in aggregate) and initiated a compilation and re-interpretation of all the drilling completed on the deposit to that point in time.

On October 12, 2006, the Company announced that it had received the NI 43-101 Technical Report, dated September 15, 2006, from MPH Consulting Ltd. on the Brabant Lake zinc deposit. Manicouagan did not undertake a resource calculation of its own. However, MPH was of the opinion that the entire resource consisting of some 4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold, as determined by PDC in 1994, can be classified as an inferred resource as defined by the CIM Standards on Mineral Resources and Reserves.

MPH concluded that the PDC resource estimate was based on a total of 43 holes at a nominal spacing of 50 metres and used a database consisting of coded data which reflects the actual drill logs and assay data and that the resource was estimated using the polygonal method in plan view with a 2% cut-off, a minimum true width of 3.0 metres and Specific Gravity of 3.0. Although the resource estimated in 1994 did not attempt to identify inferred or indicated resources the well documented and systematic approach employed by PDC was sufficient to categorize the resources as inferred within the context of current NI 43-101 requirements.

MPH further concluded that the Brabant Lake property hosts a significant base metal deposit which is open down plunge (the full dimensions of which have not yet been determined) and that there is excellent potential to significantly increase the size of the mineral resource. A substantial ($725,450) Phase 1 work program, consisting largely of drilling and down-hole geophysics, was recommended to verify higher grade portions of the deposit as well as to follow-up on the projected down-plunge extension of the deposit.

Subsequently, the Company retained Durama Enterprises Limited of La Ronge, Saskatchewan to re-establish a 35 kilometre cut-line grid over the area of the deposit and engaged Patterson Geophysics of La Ronge, Saskatchewan to complete ground geophysical surveys of the grid area. Ground geophysical surveys consisted of HLEM (horizontal loop electromagnetic), VLF (very low frequency electromagnetic) and magnetometer surveys. Survey results confirmed the subsurface (uppermost portion) extent of the deposit within the re-established grid area.

Diamond drilling on the Brabant Lake property commenced in early November 2006 and is ongoing. By March 1, 2007 eleven holes have been drilled for a total, in aggregate, of 4,086.24 metres. Brabant Lake deposit mineralization occurs in two main zones referred to as the Upper and Lower zones. The zones strike northeast (grid north) and dip moderately to the northwest. They are typically less than 10 metres in thickness and are sub parallel.

Drilling was suspended in early February 2007 to enable Crone Geophysics to complete down-hole pulse electromagnetic (DHPEM) surveys of holes drilled to date as well as certain Phelps Dodge drill holes. The DHPEM survey encountered a number of blocked holes. In the holes surveyed a number of in-hole, edge-of-hole and probable off-hole conductors were detected. Edge and off-hole conductors constitute priority drill targets.

Drilling results resumed, on February 20, 2007, are summarized in the table below.

Hole ID	Zone ID	From	To	Length (m)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)	Gold (g/t)
BR-06-01	Upper	363.66	369.12	5.46	6.43	0.44	0.03	21.23	0.14
	Lower	400.94	407.10	6.16	17.64	0.77	0.60	59.02	0.19
BR-06-02	Upper	348.36	355.58	7.22	0.38	0.96	0.05	18.55	0.17
BR-06-03	Upper	259.13	264.21	5.08	8.25	0.88	0.03	22.81	0.21
	Lower	297.05	300.85	3.80	19.30	0.95	0.03	37.06	0.22
BR-06-04	Upper	210.36	213.51	3.15	10.91	0.62	0.03	15.96	0.01
	Lower*	218.78	228.38	9.60*	11.98	0.88	0.09	29.36	0.03
	*including	224.55	228.38	3.83	24.52	0.92	0.00	18.33	0.01
BR-06-05	Abandoned	Replaced with BR-07-08 below							
BR-06-06	Upper	324.90	329.47	4.57	2.26	0.62	0.17	31.16	0.13
	Lower*	362.10	364.45	2.35	8.62	1.27	0.28	59.98	0.26
	*including	362.10	362.88	0.78	17.1	0.72	0.03	35.00	0.00
BR-06-07	Upper	293.07	296.64	3.57	5.80	1.30	0.50	44.40	0.11
	Lower*	344.11	348.05	3.94	2.15	0.19	0.32	62.14	0.65
	*including	345.36	345.72	0.36	19.30	0.20	0.06	10.00	0.00
BR-07-08	Upper	234.69	239.38	4.69	5.54	0.72	0.10	20.60	0.03
	Lower*	265.04	278.20	13.16	9.70	0.61	0.03	18.75	0.07
	*including	265.04	268.36	3.32	22.91	0.85	0.01	23.05	0.10
	*including	275.08	278.20	3.12	11.50	0.79	0.01	19.46	0.07
	Footwall	278.20	291.76	13.56	3.23	0.55	0.84	52.58	0.15

Results indicate that Zinc concentrations in the Lower Zone are typically at least twice the grade of the Upper Zone with higher grade portions of the Lower Zone in some instances exceeding 20% zinc.

Drilling has focused on exploring for Lower Zone mineralization. Management is of the opinion that the higher grade Lower Zone offers the most potential in terms of discovering additional resources. Furthermore the Lower Zone offers the best opportunity for adding to and thereby increasing the overall average grade of the existing resource.

Expenditures on the property to December 31, 2006 totaled $518,166.

For 2007, the Company plans to expend approximately $3.6 million on the property. An exploration/delineation resource program has been established, focused on proving up and adding to existing resources in the central portion of the deposit which is thicker (>5 metres massive sulphides) and of potentially higher grade as exhibited by drill intercepts from the Lower Zone which are typically >12% Zn over widths of >3 metres.

Going forward, the Company plans to explore the property with the goal of establishing a recalculated resource in late 2007 or early 2008.

Mouchalagane Nickel/Copper/PGM Property

The property, acquired in April of 2006, originally consisted of 58 map designated claims, covering an area of 30 square kilometres located approximately 400 kilometres north of Baie-Comeau, Quebec. The claims are located some 80 kilometres northwest of the Company's Manicouagan Project. The Company acquired a 100% interest in the claims by issuing 300,000 of its common shares at a price of $0.15 per share to the vendor. In the event of production from the property, the vendor will receive a 2% Net Smelter Return royalty, three quarters of which can be purchased from the vendor for $1,000,000 within six months from the date that a production decision is announced. An additional 30 claims were map staked to create a buffer around the original property and a further 205 claims have been map staked subsequent to year end to secure what is considered to be prospective stratigraphy along strike.

A field camp and 30 kilometre line grid were initially established to facilitate additional prospecting (beep map surveys, blast hole sampling), geophysical surveys (HLEM and magnetometer surveys) as well systematic geological mapping, rock and soil sampling of an area considered to be prospective, as determined by previous prospecting and sampling activities completed by the vendor of the property.

During this program, a number of additional massive and disseminated sulphide showings in bedrock were discovered. Grab samples, obtained under the supervision of a Qualified Person, from the Bob showing consisted of both blast hole rubble and *in situ* samples (in place and undisturbed bedrock). *In situ* samples assayed up to 9.3 grams per tonne palladium, 2.8 grams per tonne platinum and 2.88% nickel (sample no. 43484).

Detailed follow-up work by the Company focused principally on the Bob and Bob East showings and consisted of stripping and power washing in areas of shallow overburden to further expose mineralized zones to enable a systematic channel sampling program to be carried out. Outcrop stripping at the Bob showing over an area of approximately 300 square metres exposed the main part of the Bob showing over a cumulative strike length of 60 metres. Fourty-one channel samples were obtained over a cumulative length of 83.3 metres. Individual channel samples ranged between 0.35 metres and 1.3 metres in length and composited intervals ranged between 0.5 metres and 5.4 metres in length. The best assay in absolute value terms is channel sample no. 8 which assayed 25.90 grams per tonne palladium, 3.7 grams per tonne platinum, 2.33 % copper and 3.21 % nickel over 0.5 metres. Other significant assays (channel samples with greater than 10 grams per tonne combined platinum and palladium) are listed below.

Channel No.	Palladium g/t	Platinum g/t	Copper %	Nickel %	Cumulative Length (m)
BOB-13	13.75	3.28	0.74	2.44	1.94
BOB-14	10.63	2.59	1.32	1.87	1.80
BOB-26	10.00	0.96	0.65	1.10	2.90
BOB-28B	10.00	0.84	0.12	0.15	1.35
BOB 30	7.19	3.30	1.18	2.69	0.75

The Bob East showing, located 45 metres grid east of the main Bob showing also returned significant assay results. The showing consists of a stripped and power washed area of some 40 square meters. A total of 10 channel samples were obtained from sulphide mineralization exposed at the showing. Results are comparable to samples from the Bob showing. Many samples returned more than 2% nickel with significant amounts of palladium and platinum. The best assay in terms of absolute value is sample 39821 (from channel sample Bob East 8) which assayed 2.98% nickel, 0.18% copper, 5.82 grams per tonne palladium and 3.04 grams per tonne platinum over 1.67 metres. Complete Bob East channel sample results are set out below.

Channel No.	Palladium g/t	Platinum g/t	Copper %	Nickel %	Cumulative Length (m)
Bob East 2	5.83	2.43	0.62	2.09	2.00
Bob East 3A	6.40	2.72	0.13	2.27	0.85
Bob East 3B	8.37	2.16	0.77	1.84	0.50
Bob East 4	11.60	2.25	1.95	2.26	1.20
Bob East 4	3.49	1.30	0.85	1.08	1.90
Bob East 5	5.08	1.33	2.22	1.32	2.50
Bob East 6	4.79	1.20	0.25	1.18	1.19
Bob East 7	1.55	0.42	0.10	0.50	0.90
Bob East 8	5.82	3.04	0.18	2.98	1.67
Bob East 9	7.89	2.69	0.66	2.41	3.10

Channel sample results for the Feu, Dernier Chance and the Corbeau showings returned anomalous values. All results have been incorporated into an updated channel sample assay table found on the Company's website www.manicouaganminerals.com together with an updated property map and detailed geological maps of the showings.

The Bob and Bob East showings are directly associated with two, east striking short strike length EM conductors which in themselves constitute attractive drill targets. Most significantly a strong 1st priority east striking, 400 metre long EM conductor is situated just 200 metres south of the Bob showing and a number of other conductors of similar strike length are extant within the grid area which also constitute potential drill targets.

The Mouchalagane property is a priority exploration target for the Company, and a budget of approximately $1.1 million has been established for the 2007 exploration program. The Company has solicited bids from diamond drilling and helicopter services companies and plans are to commence Phase I drill testing of prospective targets within the limits of the current grid area in the early summer of 2007 as well as expand the existing grid area to evaluate known airborne electromagnetic conductors which have not been evaluated by ground geophysical surveys. Recently acquired claims will also be the subject of reconnaissance exploration activities, including prospecting and sampling, to define additional areas of interest.

Expenditures on the Mouchalagane Property to December 31, 2006 totaled $449,951.

Lac Maugue Copper-Silver Property

On July 28, 2006, the Company acquired the Lac Maugue Copper -Silver property in the Dunphy-Romanet Lakes area of the central Labrador Trough region of Quebec from the Labrador Silver Syndicate (LSS). The property initially consisted of 88 map designated claims (42.25 square kilometres) situated near Lac Maugue approximately 160 kilometres northwest of the all-services town of Schefferville, Quebec. The Company made cash payment of $50,000 and issued 500,000 shares to the LSS. The agreement provides for a further cash payment of $50,000 and the issuance of an additional 500,000 shares one year from closing in order for Manicouagan to earn a 100% interest in the property subject to a 3% Net Smelter Return (NSR) royalty of which 2/3 of the 3% NSR may be bought out for $2,000,000.

The property secures an area where prospecting and trenching, on behalf of Outokumpu Mines Ltd. in 1993-94, over an area underlain by magnetite rich argillite, dolomite and sandy dolomite encountered significant copper-silver mineralization in outcrop and boulders.

In view of the geological environment and the potential for large tonnage sedimentary-hosted deposits, the Company also acquired concurrent with the acquisition of the original 88 claim property, an additional 470 claims covering approximately 225.18 square kilometres by way of map designation. These claims secured selected areas of geological interest which were considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 kilometre Area of Interest created by the agreement with the LSS. Manicouagan Minerals also granted to the LSS a one time 1% NSR royalty in respect of the portion of those additional 470 claims which fall outside of the 10 kilometre Area of Interest.

A regional helicopter-borne frequency-domain electromagnetic and magnetic survey, completed in late August by Fugro Airborne Surveys, consisted of a total of 3,649 line kilometres at 300-metre line spacing. An additional 600 line kilometres of 100 metre in-fill survey was completed over areas of specific interest. The initial line spacing was purposely coarse, designed to search for large sedimentary-hosted copper deposits. In-fill flying provided detail in areas where the 300-metre survey yielded positive results. A total of approximately 100 anomalies consisting of either discrete conductors and/or conductive trends with coincident or offset magnetic associations were delineated. The latter feature may reflect an oxidation-reduction boundary that may control mineral deposition, a common feature of sedimentary hosted copper mineralization.

Fieldwork completed by MPH Consulting Limited, on behalf of Manicouagan Minerals, including evaluation of field prospecting, mapping and sampling activities completed during July to September, 2006, was integrated with results of the aforementioned Fugro Airborne Surveys magnetic and frequency-domain electromagnetic airborne geophysical survey. These results identified a number of targets for follow-up. Additionally, assessment file research completed by Manicouagan indicated that the Lac Maugue area was identified as an area of geological interest by uranium exploration groups in the 1970s. In 1978, Conwest Canadian Uranium Exploration reported mineralized boulders assaying up to 2.35% U_30_8 in the Why Lake area of the Lac Maugue property. Pursuant to the provisions of NI-43-101 it should be noted that this assay has not been confirmed by a geologist on behalf of Manicouagan and as such should not be relied upon. Given renewed interest in uranium exploration in the Central Labrador Trough additional claims were also map staked to secure areas considered prospective for uranium mineralization.

The Lac Maugue copper-silver occurrence and its strike extension is the principal and highest priority target of interest. Channel samples of dolostone/siltstone mineralized with chalcopyrite, bornite and malachite from bedrock trench 2006-1 located 97 metres northwest of trench 93-5 along the Lac Maugue copper-silver zone averaged 132 g/t silver, 0.86% copper over 4.85 metres. Included in this channel sample is a 1.0 metre section that assayed 237 g/t silver, 1.50% copper.

The second high priority target of interest comprises the Why Lake area which is considered prospective for uranium mineralization based on assessment file reports.

Other targets for follow up consist of the Two Hat and One Paddle lake areas where minor zinc, lead and copper (± silver) and lead-zinc (± gold) mineralization in boulders and outcrop was encountered as well as known copper showings in the North Copper and Lac Romanet West areas. All of these areas are associated with conductive airborne geophysical anomalies which constitute potential targets of interest warranting further exploration.

Work at Lac Maugue planned for the summer of 2007 will consist of establishing a cut line grid over the Lac Maugue copper-silver showings and presumed extensions as evidenced by conductivity contrast trends apparent on results obtained from the helicopter-borne electromagnetic and magnetic survey. A 52 line kilometre gradient array Induced Polarization (IP) survey is planned to evaluate prospective trends over a strike length of approximately 3 kilometres. Initially gradient array IP will be completed on lines 200 metres apart with IP section coverage done on every second line. This work in conjunction with detailed surface prospecting,

mapping and geochemical sampling is aimed at defining potential drill targets for drill testing in early 2008.

IP and detailed prospecting, mapping and geochemical sampling is planned for the North Copper and Lac Romanet West showings. Additional prospecting and sampling is planned for the One Paddle and Two Hats lake areas.

An airborne radiometry (including magnetics and electromagnetics) survey is planned for the Why Lake area including the additional 169 map staked claims.

During the course of the 2006 exploration season and during the first quarter of 2007 additional claims were also staked and as at March 31, 2007, the Lac Maugue property consisted of a grand total of 823 map designated claims (including 169 titles pending) covering an area of approximately 400 square kilometres.

Expenditures on the property to December 31, 2006 totaled $912,674.

For 2007, the Company plans an initial budget of approximately $485,500 on the property. Work will consist of contract line cutting services and a five person IP/geological crew to define drill targets for the first quarter of 2008.

Manicouagan Project

Currently the project consists of 1421 claims. The claims are 100% owned by the Company and are situated in the interior and the periphery of the Manicouagan Crater which is approximately 300 kilometres due north of Baie-Comeau, Quebec. The minimum work requirement to keep these claims in good standing is to expend an amount of $1,200 over a two-year period on each claim and to pay a renewal fee of $50.

During 2006 down-hole pulse-EM surveys were completed on six diamond drill holes that were designed to explore the contact between the overlying melt-rock and underlying basement. No conductive material was detected in any of the holes (MAN-06-08; MAN-05-03; MAN-05-11; MAN-06-02; MAN-06-09 & MAN-05-14) surveyed.

Selective prospecting and mapping of the melt sheet – basement contact at the margins of the Manicouagan meteorite impact crater was conducted to assist placing the geophysical and diamond drilling results in a regional context.

Exploration results for the period 2003 – 2006 were reviewed, compiled and collated. Although previous efforts focused on what were considered to be high priority targets the Company has drilled only 20 holes for a total of 13,045 metres within the crater area which is over 65 kilometres in diameter and there remain many unexplored targets. All proprietary geophysical data was compiled and provided to a third party geophysical contractor who has been retained to reprocess regional and detailed airborne datasets, complete detailed lithological and structural interpretation over the entire structure to identify favorable targets for follow-up and initiate 3D modeling of selected anomalies.

After Sudbury, the Manicouagan Impact Structure (MIS) is the second largest impact structure in North America and the fourth largest in the world. The Company believes that the project continues to have merit as a conceptual high risk – high reward exploration venture. Additional expenditures are warranted to extract as much value as possible from proprietary geophysical data, to develop additional drill targets using sophisticated geophysical processing and modeling techniques as well as seek a joint venture partner to participate in continued exploration of the MIS.

During the year ended December 31, 2006, the Company expended an aggregate of $1,916,958 on the Manicouagan Project in Quebec as compared to $4,656,526 for fiscal 2005. These 2006 costs related principally to diamond drilling costs of $646,152 (2005: $1,144,214), mobilization and demobilization of personnel and equipment of $428,277 (2005: $662,405), camp construction and maintenance costs of $341,168 (2005: $578,542) and geophysical surveying of $82,121 (2005: $1,535,747). Other major costs included fuel, line cutting, supplies and communication. Total costs have been presented net of refundable tax credits of $487,639 for 2006 (2005: $1,205,551).

In efforts to expand the exploration work on the property, the Company announced on February 26, 2007 that it is seeking a joint venture partner to assist in financing the project.

Exploration programs at the Company's projects are being carried out under the supervision of Rod Thomas. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this section and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

Financing

During 2006, the Company completed one financing which closed on October 20, 2006 and raised aggregate gross proceeds of $1,500,000 from the issuance of 9,999,998 units (the "Units") at a price of $0.15 per Unit. Each whole Unit consists of one flow-through common share of the Company and one-half of one warrant of the Company; each whole warrant entitling its holder to purchase one common share of the Company at an exercise price of $0.30 per common share at any time until October 20, 2007. As at December 31, 2006, none of these warrants have been exercised.

Compensation paid to the agent involved in this financing was (i) a cash fee equal to 5% of the gross proceeds, being $75,000 and (ii) a finder's fee option to acquire up to 800,000 Units, being 8% of the number of Units sold pursuant to the financing, at a price of $0.15 per Unit until October 20, 2008. Each Unit entitles the holder, upon exercise thereof, to one common share and one-half a common share purchase warrant, each whole warrant entitling its holder to acquire one common share at a price of $0.30 per share for a period of twenty four months, expiring on October 20, 2008. On March 1, 2007, the agent exercised the full finder's fee option, acquiring 800,000 common shares and 400,000 common share purchase warrants for proceeds of $120,000.

Risk Factors

There are many risk factors facing companies involved in the mineral exploration industry. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are those which are most applicable to the Company.

- Industry and Mineral Exploration Risk

  Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that the Company's exploration efforts will be successful. At present, the Company's four projects do not contain any proven or probable reserves. Success in establishing reserves is a result of a number of factors, including the quality of management, as well as the level of geological and technical expertise and the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves.

  The Company may be subject to risks which could not reasonably be predicted in advance. Events such as labour disputes, environmental issues, natural disasters or estimation errors are prime examples of industry related risks. The Company attempts to balance this risk through insurance programs where required and ongoing risk assessments conducted by its technical team.

- Commodity Prices

  The Company is in the business of metals exploration and as such, its prospects are largely dependent on movements in the price of various metals. Prices fluctuate on a daily basis and are affected by a number of factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. Due to the current grassroots nature of its operations, the Company does not enter into price hedging programs.

- Environmental

  Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve and the trend is to a longer, more complex and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Financial Review of Operations

	Year ended December 31, 2006	Year ended December 31, 2005
Interest income	$98,254	$136,678
Net loss	$1,063,553	$940,141
Net loss per share	$0.01	$0.01
Working Capital	$3,174,400	$5,897,657
Total Assets	$10,972,131	$10,593,465
Exploration costs	$4,345,028	$4,698,839
Proceeds from stock and warrant Issues	$1,532,792	$6,025,000

For the year ended December 31, 2006, the Company incurred a net loss of $1,063,553 compared to a net loss of $940,141 for the year ended December 31, 2005. Of the loss incurred in fiscal 2006, higher costs were incurred for management fees ($307,301 in 2006; $184,300 in 2005), and traveling and promotion ($108,225 in 2006; $40,401 in 2005), while lower costs were incurred for stock-based compensation ($109,985 in 2006; $309,894 in 2005) and costs of mineral properties abandoned ($94,507 in 2006; $197,127 in 2005). These increased costs relate primarily to the addition of a Vice-President of Exploration, and marketing and promotion efforts to enhance the visibility and understanding of the Company in the marketplace. In addition, the credit for future income taxes for 2006 was $6,960 compared to a corresponding credit of $121,751 in 2005. The differential relates primarily to a lower credit realized on share issue expenses, as fewer financings were completed in 2006, and adjustments from taxation authorities.

The Company will continue to incur losses in the foreseeable future unless and until commercial production and revenue generation commence.

Summary of Quarterly Results

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$34,553	$26,736	$19,376	$17,589
Net loss	$207,739	$321,175	$236,418	$298,221
Net loss per share	$0.00	$0.00	$0.00	$0.01

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$26,751	$46,001	$35,836	$28,090
Net loss	$547,743	$181,253	$85,737	$125,408
Net loss per share	$0.01	$0.00	$0.00	$0.00

For the quarter ended December 31, 2006, the Company incurred a net loss of $298,221 compared to a net loss of $125,408 for the comparative period in 2005. The loss in 2006 arose from net expenses of $305,181 and a future income tax credit of $6,960 for the quarter, compared to net expenses of $130,522 and a future income tax credit of $5,114 in the fourth quarter of 2005. Expenses for the fourth quarter of 2006 related principally to management fees of $80,550 (2005: $40,250), professional fees of $65,065 (2005: $54,184), stock-based compensation costs of $64,711 (2005: $18,240) and traveling and promotion of $45,080 (2005: $11,136). Interest income for the quarter amounted to $17,589 (2005: $28,090).

Related Party Transactions

During the year ended December 31, 2006, the Company concluded transactions with businesses controlled by directors and/or officers totaling $354,331 (2005: $181,400). These transactions, which occurred in the normal course of business and which were measured at the exchange amount, relate to management fees for $276,531 (2005: $98,800) and exploration costs for $77,800 (2005: $82,600). As at December 31, 2006, the amount of $nil (2005: $19,081) was owing to related parties.

Critical Accounting Estimate

The Company has not yet determined whether the projects contain economically recoverable reserves. The recoverability of the $7,651,005 net carrying value of the projects at December 31, 2006 is dependent upon the ultimate confirmation of economically recoverable reserves, the ability of the Company to obtain necessary permits, financing to complete the development and future profitable production there from or alternatively upon the Company's ability to dispose of its interests in the mineral properties on an advantageous basis.

Changes in future conditions could require material write-downs of the projects.

Critical Accounting Policies

Credit on duties refundable for loss and refundable tax credit for resources

The Company is entitled to a credit on duties refundable for loss on mineral exploration expenses incurred in the Province of Quebec at the rate of 12%. This tax credit has been applied against the costs incurred.

Furthermore, the Company is entitled to the refundable tax credit for resources on qualified expenditures incurred after March 29, 2001. The refundable tax credit may reach 35% or 38.75% of qualified expenditures incurred. This tax credit has been applied against the costs incurred.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some of the future income tax assets will not be realized.

New Accounting Standards

In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006.

These new accounting standards are not expected to have a significant effect on the Company's financial statements.

Financial Instruments

Fair value

The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to the short-term maturity or to current market rates.

Interest rate risk

As at December 31, 2006 and 2005, the Company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Amounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

Off-Balance Sheet Agreements

There are no off-balance sheet agreements.

Share Capital

Year ended December 31, 2006

During the year ended December 31, 2006, the Company:

(a) Issued 750,000 stock options to the President of the Company, vesting in equal amounts over a three year period, at an exercise price of $0.10 per share for a five year period;

(b) Issued 800,000 common shares to acquire two mineral properties;

(c) Issued 100,000 stock options to an investor relations firm retained by the Company at an exercise price of $0.20 per share for a one year period;

(d) Issued 9,999,998 flow-through common shares at a price of $0.15 per share for aggregate gross proceeds of $1,500,000. In connection with this financing, a further 5,799,999 warrants were also issued;

(e) Issued an aggregate of 1,140,000 stock options in accordance with its approved Stock Option Plan. Of this amount, 1,115,000 stock options were granted to the Company's officers and directors and a further 25,000 stock options were granted to an employee of the Company;

(f) Issued 163,962 common shares on exercise of broker warrants at a price of $0.20 per share for aggregate proceeds of $32,792.

During 2006, an aggregate of 16,706,698 warrants expired. The exercise price for 1,942,198 of the warrants was $0.20, and the remainder had an exercise price of $0.25. In addition, 800,000 stock options expired.

Liquidity and Capital Resources

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working Capital	$5,089,778	$3,677,282	$2,508,182	$3,174,400
Total Assets	$10,671,412	$10,371,049	$10,336,646	$10,972,131
Exploration costs	$870,717	$1,232,022	$1,527,580	$714,709
Proceeds from stock and warrant issues	-	-	-	$1,532,792

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working Capital	$8,079,662	$6,582,326	$5,680,532	$5,897,657
Total Assets	$9,854,005	$9,846,587	$9,763,387	$10,593,465
Exploration costs	$382,879	$1,364,894	$1,736,104	$1,214,962
Proceeds from stock and warrant issues	$4,525,000	-	-	$1,500,000

The Company, currently debt free, has a working capital position of $3,174,400 compared to $5,897,657 for fiscal 2005. Of this amount, $1,009,501 has been reserved for flow-through exploration obligations compared to $3,131,388 in 2005. As at December 31, 2006, the Company had amounts receivable totaling $1,338,009 (2005: $1,378,788) which are comprised of commodity taxes receivable as well as tax credits refundable on allowable exploration costs.

The Company's exploration projects are at an early stage and it has not yet been determined whether any of its properties contain economically recoverable ore. As a result, the Company has no current sources of revenue and relies on the issuance of shares to generate the funds required to further its projects. Improving industry and market conditions have allowed the Company to raise $1,532,792 in 2006 and $6,025,000 in 2005.

The Company completed a brokered private placement for gross proceeds of $6.2 million on March 27, 2007 (See 2007 Outlook). The gross proceeds from the offering of the flow-through shares will be used for Canadian exploration expenses, which will be renounced in favour of the purchasers of the flow-through shares. The net proceeds from the offering of the Units in the private placement will be used for working capital. The Company may seek other alternatives for financing in 2007 depending on market conditions and exploration results; however, there can be no assurance that such financing attempts will be successful.

Commitments

As at December 31, 2006, the Company was a party to two lease commitments for office space which expire on February 28, 2008 and on September 30, 2009. The aggregate commitment under these leases is $156,924, payable as follows:

2007	$62,386
2008	$54,686
2009	$39,852

Apart from the above lease arrangements, the Company is not a party to any other lease or short or long term contractual obligations which could adversely affect its working capital.

2007 Outlook

For 2007, the Company plans further exploration programs on its properties. Primary focus will be on the Brabant Lake Zinc property, where an exploration budget of approximately $3.6 million has been earmarked. In total, the 2007 exploration budget has been set at approximately $5.4 million.

To accomplish these objectives, the Company has recently closed a $6.2 million financing. On March 27, 2007, the Company completed a brokered private placement whereupon the Company issued 17,637,000 flow-through common shares at $0.24 per share and 11,056,000 units of securities of the Company at a price of $0.18 per unit. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share at an exercise price of $0.23 any time up to March 27, 2009; provided that if the common share price closes at or above $0.60 for twenty consecutive trading days the warrants may be callable for exercise by the Company on twenty days notice.

In connection with the private placement, the Company paid a $457,434 fee and issued broker warrants entitling the holder to acquire up to 2,113,758 common shares.

This funding, together with the current working capital, is expected to be sufficient to complete the Company's explorations plans for the year.

Subsequent to December 31, 2006, 82,500 common shares were issued upon the exercise of 82,500 warrants, for proceeds totaling $12,375. In addition, the finder's fee option contracted in the 2006 financing was exercised, whereupon, for proceeds totaling $120,000, the Company issued 800,000 common shares and 400,000 common share purchase warrants; each warrant entitling the holder to acquire one share of the company at a price of $0.30 per share, exercisable up to October 20, 2008.

Outstanding Shareholders' Equity Data

As of April 5, 2007, the following were outstanding:

- Common Shares 125,291,460
- Stock Options 6,348,500
- Warrants 10,527,999
- Broker Warrants 3,431,258

Disclosure Controls and Procedures

The Company's certifying officers, the President & CEO and the CFO, have designed and supervised control procedures over financial reporting and disclosure, which they believe provide reasonable assurance that material information is properly reported or disclosed in a timely manner. The officers believe that the Company's control procedures provide reasonable assurance that the accounts of the Company and the Company's annual consolidated financial statements for the year ended December 31, 2006 were prepared in accordance with generally accepted accounting principles. The officers are of the opinion that there were no changes in the 2006 calendar year that have materially affected or are likely to materially affect the Company's internal control over financial reporting.

Forward Looking Statements

This document contains forward looking statements based on the Company's current expectations. Forward looking information can often be identified for forward looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

These forward looking statements are subject to risks, uncertainties and other factors that could cause actual result to differ materially from those presented in this document. Accordingly, the Company undertakes no obligation to update forward looking statements if circumstances or managements estimates or opinions should change. Readers are cautioned not to place undue reliance on forward looking information.

END